ScanSource

6 Logue Court  •  Greenville, South Carolina 29615

800-944-2432  •  fax 864-627-0740

February 14, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Attention David Edgar, Staff Accountant

11 F Street, N.E.

Washington, D.C. 20549

Re    ScanSource, Inc.

Form 10-K for Fiscal Year Ended June 30,2006

Filed September 1, 2006

File No. 000-26926

Dear Mr. Edgar:

This letter sets forth the responses of ScanSource, Inc. (the “Company” or “we”) to the comments of the staff of the Securities and Exchange Commission contained in your letter dated January 17,2007 to our President and CEO, Michael Baur. The Company’s responses set forth below, correspond to the comments as numbered on your letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Exhibit 13.1

Management’s Discussion and Analysis, Results of Operation

Comparison of Fiscal Years Ended June 30, 2006 and 2005

Net Sales, North American Distribution, page 21

1. IN YOUR DISCUSSION OF THE RESULTS OF OPERATIONS THROUGHOUT YOUR MD&A SECTION, YOU SOMETIMES REFER TO TWO OR MORE SOURCES AS FACTORS THAT CONTRIBUTED TO A MATERIAL CHANGE. HOWEVER, YOU DO NOT QUANTIFY THE EXTENT TO WHICH THE IDENTIFIED FACTORS CONTRIBUTED TO THE CHANGE. FOR EXAMPLE, YOUR DISCUSSION OF NORTH AMERICAN DISTRIBUTION REVENUES ON PAGE 21 INDICATES THAT THE INCREASE OVER THE PRIOR YEAR WAS DUE TO GAIN IN MARKET SHARE, INCREASED DEMAND, NEW PRODUCT LINES AND AN INCREASE IN THE NUMBER OF LARGE RESELLERS WHO HAD PREVIOUSLY PURCHASED DIRECT FROM MANUFACTURERS AND THESE FACTORS ARE NOT QUANTIFIED. DESCRIBE HOW YOU CONSIDERED SECTION III.D OF SEC RELEASE 33-6835 IN IDENTIFYING AND QUANTIFYING THE EXTENT OF CONTRIBUTION OF EACH TWO OR MORE FACTORS UNDERLYING MATERIAL CHANGES IN REPORTED FINANCIAL STATEMENT LINE ITEMS.

Company response:

We prepare our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to provide reader with a meaningful understanding of our business as a whole. We believe the reporting objectives of MD&A are met by providing the context in which information should be analyzed and by providing information that will assist investors in determining whether or not past performance is indicative of future performance. Guidance provided in SEC Release No. 33-6835 was incorporated in developing our disclosures.

We disclosed in MD&A the reasons for the changes between two or more factors in the reported financial statement line items to the extent we believed it provides readers an understanding of the business as a whole. After careful consideration of each disclosure, we did not include dollar amounts in instances where we believed providing that information was not necessary to understand our business or would unnecessarily provide a competitive advantage to our competitors. In addition, we do not believe that the factors, as identified on page 21, represent trends related to the Company’s operations. As such, we believe that aggregate changes are more meaningful in explaining the Company’s operations.

We appreciate the Staff’s comments and believe there may be opportunities to improve disclosure in future filings by identifying, where appropriate, the relative significance of each factor and, where helpful to the readers’ understanding of our business, providing additional specific guidance as to the magnitude of such factors.

Liquidity and Capital Resources, page 35

2. WE NOTE THAT YOUR DSO HAS INCREASED DUE TO YOUR GRANTING LONGER PAYMENT TERMS TO LARGE CUSTOMERS WHO PREVIOUSLY PURCHASED DIRECT FROM MANUFACTURERS ON SIMILAR TERMS. PLEASE TELL US MORE ABOUT THESE LONGER PAYMENT TERMS AND DISCUSS THE IMPACT THE TERMS HAVE HAD ON YOUR EVALUATION OF WHETHER THE RELATED REVENUES ARE FIXED OR DETERMINABLE.

Company response:

From time to time, vendors who supply the Company may revise their operating strategy so that certain customers are assigned to a distributor and no longer buy direct from the vendor. To obtain such business, the Company may grant payment terms which are competitive, but longer than terms granted to existing customers. The Company’s traditional payment terms are established based on conditions within the markets served and can range from 20 to 45 days. The Company obtained during the fiscal year ended June 30, 2006 and in prior years, large reseller customers who previously had purchased direct from the Company’s vendors. Such customers, generally, were granted payment terms of 30 to 60 days from their vendor and received similar terms from the Company. The cumulative effect of adding such customers has increased the number of days sales outstanding at June 30, 2006 in comparison to the prior year.

The payment term changes did not alter our evaluation of revenue recognition for such customers. In this case, the terms are appropriate for this new group of customers (i.e., not a modification of terms). Management believes that the Company’s revenue recognition policy is appropriate in the circumstances and in accordance with generally accepted accounting principles.

3. WE NOTE THAT YOUR ACCOUNTS PAYABLE INCLUDE APPROXIMATELY $43 MILLION OF OVERDRAFTS AS OF JUNE 30, 2006. PLEASE EXPLAIN TO US HOW YOU CONSIDERED SEPARATELY REPORTING THIS AMOUNT WITHIN CURRENT LIABILITIES. IN ADDITION, CONFIRM FOR US THAT YOU REPORT CHANGES TO THESE AMOUNTS AS OPERATING CASH FLOWS AND EXPLAIN WHY YOU BELIEVE THAT CLASSIFICATION IS APPROPRIATE.

Company response:

Under the Company’s cash management system, disbursements cleared by the bank are reimbursed on a daily basis from cash to the extent that cash is available locally, and then from available credit facilities. As a result, checks issued but not presented to the bank by the payee are not considered reductions of cash or accounts payable. Included in accounts payable are $43.4 million and $19.1 million at June 30, 2006 and 2005, respectively, for which checks are outstanding.

In our cash and cash equivalents disclosure we disclose the Company’s policy, which is to reclassify negative balances in its disbursement accounts (which represents checks that have been issued but not presented to the bank for payment) to trade accounts payable. In arriving at our accounting policy, we have considered the provisions of paragraph 16 of Statements of Financial Accounting Standards No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), which concludes that obligations are not extinguished until cash is received by the creditor/vendor. Based on our banking arrangement, we have concluded that the Company is not relieved of its obligations to its vendors until the outstanding checks have cleared the bank. Since the Company is reclassifying unsettled obligations to trade accounts payable and is not permitted to overdraw its account (which would result in indebtedness to the bank), we consider it appropriate to reclassify outstanding checks to trade accounts payable and include the effects of such items in determining cash flows from operating activities rather than financing activities. The Company’s operating account has a zero balance feature that sweeps daily balances into an investment account or pays down our line of credit. This banking arrangement does not provide the Company with an overdraft privilege. The Company is also not indebted to the bank for checks that have not cleared the bank. The Company’s unsettled obligations to vendors are not extinguished until checks written to such vendors clear the bank because at the time that checks are issued, there is no cash in the account to pay the vendor as contemplated by paragraph 16 of SFAS 140.

We believe our current situation represents a “book overdraft” rather than a “bank overdraft”. In accordance with AICPA Technical Q&A 1300.15, funds related to bank overdrafts should be presented as financing activities in the statement of cash flows. However, book overdrafts, where the book balance is negative while bank balance is positive or zero (negative book balance generally is caused by outstanding checks) are presented as a liability unless cash in the same bank that qualifies for netting eliminates the negative balance. Book overdrafts may be presented as either operating (similar to changes in accounts payable) or financing activities. Since the Company does not consider this to be a financing activity, such book overdrafts are included in the change in trade accounts payable within the operating activities section of the cash flow statement.

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In providing these responses, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me with any questions that may have at (864) 286-4358

Sincerely,

/s/ Richard P. Cleys
Richard P. Cleys
Vice President and Chief Financial Officer

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